

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Scott T. Parker
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, Florida 33178

  Re: Ryder System, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2019
    Filed February 27, 2020
    File No. 001-04364

Dear Mr. Parker:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services